SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Concur Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

206708109

(CUSIP Number)

Ivy B. Dodes

Credit Suisse First Boston

11 Madison Avenue

New York, New York 10010

(212) 325-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would later disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 17 Pages)

CUSIP NO. 206708109

1.	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC; OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

	7.	SOLE VOTING POWER See Item 5

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8.	SHARED VOTING POWER See Item 5

	9.	SOLE DISPOSITIVE POWER See Item 5

	10.	SHARED DISPOSITIVE POWER See Item 5

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED See Item 5

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5

14.	TYPE OF REPORTING PERSON BK, HC

(Page 2 of 17 Pages)

Item 1—Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Concur Technologies, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 6222 185th Avenue N.E., Redmond, Washington 98052.

Item 2—Identity and Background

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13D is being filed by Credit Suisse First Boston (the “Bank”), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the “CSFB business unit”) excluding Asset Management (as defined below) (the “Reporting Person”). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management (“Asset Management”). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. (“CSFBI”), a Delaware corporation. The address of CSFBI’s principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland.

CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. (“CSFB-USA”), a Delaware Corporation corporation and holding company. Credit Suisse First Boston LLC (“CSFB LLC”), a Delaware limited liability company, is a registered broker-dealer and the successor company of Credit Suisse First Boston Corporation (“CSFBC”). CSFB-USA is the sole member of CSFB LLC. The address of the principal business and office of each of CSFB-USA, and CSFB LLC is Eleven Madison Avenue, New York, New York 10010.

CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit (the “Credit Suisse Financial Services business unit”). CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of Common Stock to which this Statement relates and

(Page 3 of 17 Pages)

such shares are not reported in this Statement. CSG disclaims beneficial ownership of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Common Stock beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

DLJ ESC II, L.P. (“ESC II”), Sprout Capital VIII, L.P. (“Sprout Capital VIII”) and Sprout Venture Capital, L.P. (“Sprout VC”) are Delaware limited partnerships which make investments for long term appreciation.

DLJ Capital Corporation (“DLJCC”), a Delaware corporation and a wholly owned subsidiary of CSFB-USA, acts as a venture capital partnership management company and makes investments for long term appreciation. DLJCC is also the managing general partner of Sprout Capital VIII and Sprout VC and, as such, is responsible for their day to day management. DLJCC makes all of the investment decisions on behalf of Sprout VC. DLJCC, ESC II, Sprout Capital VIII and Sprout VC are each referred to as a “Purchasing Entity” and collectively as the “Purchasing Entities.”

DLJ Associates VIII, L.P. (“DLJ Associates VIII”), a Delaware limited partnership and a general partner of Sprout VIII and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout VIII. DLJ Capital Associates VIII, Inc. (“DLJ Capital Associates VIII”), a Delaware corporation and a wholly-owned subsidiary of DLJCC, is the managing general partner of DLJ Associates VIII.

DLJ LBO Plans Management Corporation (“DLJLBO”), a Delaware corporation, is the managing general partner of ESC II and, as such, is responsible for its day to day management. DLJLBO makes all of the investment decisions on behalf of ESC II. DLJLBO is a wholly-owned subsidiary of Credit Suisse First Boston Private Equity, Inc. (“CSFBPE”), a Delaware corporation, which, in turn, is a wholly-owned subsidiary of CSFB-USA.

The Purchasing Entities, DLJLBO, CSFBPE, DLJ Associates VIII and DLJ Capital Associates VIII are collectively referred to as the “CSFB Entities.”

The name, business address, citizenship, title of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, CSFBPE and those CSFB Entities that are corporations are set forth on Schedules A-1 through Schedules A-7 attached hereto, each of which is incorporated by reference herein.

Except as otherwise provided herein, during the past (5) years none of the Reporting Person, CSFBI, CSFB-USA, the CSFB Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-7 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

(Page 4 of 17 Pages)

On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. (“NASDR”) and the Securities and Exchange Commission (“SEC”) resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings (“IPOs”). CSFB-USA was then the sole stockholder of CSFBC.

CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC’s Complaint or the Letter of Acceptance, Waiver and Consent (“AWC”) filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated “hot” IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

Under the terms of the coordinated settlement:

•	CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

•	CSFBC has adopted and is implementing revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations, and enhanced supervisory procedures, which may include the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR’s review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records.

The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Rule 17a-3, thereunder, which are

(Page 5 of 17 Pages)

incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC’s conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

On November 26, 1996, the SEC brought a civil action in federal court in California against CS First Boston Corporation (“CS First Boston”) CSFBC and two former employees of its public finance department relating to CS First Boston CSFBC’s role as lead underwriter of a September 1994 Orange County pension obligation bond (“POB”) financing, which the county completed 10 weeks prior to its bankruptcy. The SEC alleged that the Official Statement misrepresented and omitted material facts about the Orange County Investment Pool, including the Pool’s investment strategy, the risks of that strategy and the Pool’s investment losses, and it sought to hold CS First Boston CSFBC responsible for the alleged omissions and misrepresentations. The complaint alleged violations of certain anti-fraud provisions, including Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, Section 15B(c)(1) of the Exchange Act, and MSRB Rule G-17. CS First Boston CSFBC filed its answer to the complaint on January 13, 1997, in which it denied all allegations of misconduct and asserted twelve affirmative defenses.

On January 29, 1998, the lawsuit was dismissed with prejudice, upon the consent of the SEC, CS First Boston CSFBC and the individual defendants, as part of an out-of-court settlement of this matter. Also pursuant to that settlement, CS First Boston CSFBC and the individual defendants, without admitting or denying liability, consented to the entry of a SEC administrative order finding negligence-based violations of Sections 17(a)(2) and (a)(3) of the Securities Act and MSRB Rule G-17. CS First Boston and the two individuals agreed to pay monetary penalties of $800,000, $35,000 and $35,000 respectively. The SEC administrative order contained no allegation or finding of any fraudulent, intentional or reckless misconduct by CS First Boston CSFBC or any of its current or former employees.

Item 3—Source and Amount of Funds or Other Consideration

The Purchasing Entities acquired from the Company an aggregate of 1,452,619 shares of Common Stock on July 31, 2002 in connection with the acquisition (the “Acquisition”) by the Company of Captura Software, Inc., a Delaware corporation (“Captura”), pursuant to an Agreement and Plan of Reorganization, dated as of July 31, 2002 (the “Merger Agreement”), by and among the Company, Canoe Acquisition Corp., a Delaware corporation, and Captura, as amendment by Amendment to Agreement and Plan of Reorganization, dated as of December 16, 2002, by and among the Company, Concur, Fred Harman, as Representative, and certain former shareholders of Captura party thereto (the “Amendment”). Copies of the Merger Agreement and the Amendment are attached hereto as Exhibits 1 and 2, respectively, and incorporated herein by reference. In the Acquisition, DLJCC received 10,894 shares of Common Stock in exchange for the 56,406 shares of Series 3 Preferred Stock of Captura (“Captura Preferred Stock”) held by it prior to the Acquisition, ESC II received 104,630 shares of Common Stock in exchange for the 541,726 shares of Captura Preferred Stock held by it, Sprout Capital VIII received 1,264,061 shares of Common Stock in exchange for the 6,544,715 shares of Captura Preferred Stock held by it, and Sprout VC received 73,034 shares of Common Stock in exchange for the 378,139 shares of Captura Preferred Stock held by it.

On August 22, 2002, the Purchasing Entities acquired a further 459,636 shares (the “Subsequent Shares”) of Common Stock from entities affiliated with Oak Investment Partners. In that transaction, DLJCC acquired 3,447 shares, ESC II acquired 33,107 shares, Sprout Capital VIII acquired 399,973 shares and Sprout VC acquired 23,109 shares.

As of March 4, 2003, the Reporting Person, CSFBI and CSFB-USA may be deemed to beneficially own, through the Purchasing Entities 1,912,255 shares of Common Stock.

The funds used by the Purchasing Entities that are limited partnerships to purchase the Subsequent Shares were obtained by such entities from capital contributions by their partners and from the available funds of such entities. The funds used by DLJCC to purchase the Subsequent Shares were obtained from working capital of DLJCC and its affiliates.

(Page 6 of 17 Pages)

Item 4—Purpose of Transaction

The Purchasing Entities purchased the shares of Common Stock for general investment purposes. The Purchasing Entities retain the right to change their investment intent. In connection with the Acquisition, Robert Finzi, a Board Member and Managing Director of DLJCC and Board Member and Vice President of DLJ Capital Associates VIII, was designated a director of the Company.

The Reporting Person intends to review from time to time the Company’s business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Reporting Person may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional shares of Common Stock or other securities through open market purchases, privately negotiated transactions, a tender offer, an exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the shares of Common Stock or other securities in the open market, in privately negotiated transactions, through a public offering or otherwise.

Except as set forth herein (including without limitation Item 6 hereof) or attached hereto, none of the Reporting Person, CSFBI, CSFB-USA, the CSFB Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-7 attached hereto, have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5—Interest in Securities of the Issuer

(a)    Based on information provided by the Company, there were 30,995,680 shares of Common Stock outstanding as of February 5, 2003.

As of March 4, 2003, DLJCC directly owns an aggregate of 14,341 shares of Common Stock, and as the managing general partner of Sprout Capital VIII and Sprout VC, may be deemed to beneficially own an additional 1,760,177 shares of Common Stock, which represents in the aggregate approximately 5.7% of the outstanding Common Stock.

As of March 4, 2003, ESC II beneficially owns, and DLJLBO, as its general partner, and CSFBPE, as the controlling entity of DLJLBO, may be deemed to beneficially own, an aggregate of 137,737 shares of Common Stock, which represents in the aggregate approximately 0.4% of the outstanding Common Stock.

As of March 4, 2003, Sprout Capital VIII beneficially owns, and DLJ Associates VIII, as its general partner, and DLJ Capital Associates VIII, as the controlling entity of DLJ Associates VIII, may be deemed to beneficially own, an aggregate of 1,664,034 shares of Common Stock, which represents approximately 5.4% of the outstanding Common Stock.

As of March 4, 2003, Sprout VC beneficially owns an aggregate of 96,143 shares, which represents approximately 0.3% of the outstanding Common Stock.

(Page 7 of 17 Pages)

As of March 4, 2003, the Reporting Person, CSFBI and CSFB-USA may be deemed to beneficially own an aggregate of 1,912,255 shares of Common Stock, which represents approximately 6.2% of the outstanding Common Stock, and consists of the 1,912,255 shares beneficially owned by the Purchasing Entities as described above.

To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, or any of the CSFB Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-7 attached hereto, beneficially owns any Common Stock.

(b)    There is shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition, as to all shares of Common Stock referenced in paragraph 5(a).

(c)    To the best knowledge of the Reporting Person, neither the Reporting Person, CSFBI, CSFB-USA, the CSFB Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-7 attached hereto, has effected any transactions in the Common Stock during the past 60 days.

(d)    No other person is known by the Reporting Person to have such right or power with respect to shares of Common Stock beneficially owned by the Reporting Person, CSFBI, CSFB-USA, or the CSFB Entities.

(e)    Inapplicable.

Item 6—Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Declaration of Registration Rights (the “Registration Rights Declaration”) executed in connection with the Acquisition, the Purchasing Entities have certain registration rights under the Securities Act of 1933, as amended, with respect to the shares of Common Stock received by them in the Acquisition (“Registrable Securities”). On February 18, 2003, the Company filed a shelf registration statement on Form S-3 covering the resale of the share of Common Stock received by the Purchasing Entities and other stockholders of Captura in the Acquisition pursuant to its obligations under the Registration Rights Declaration. The Company has agreed to use commercially reasonable efforts to cause the registration statement to become effective on or prior to April 30, 2003, and to use reasonable best efforts to keep the registration statement effective until the earliest of (i) the date on which the stockholders shall have sold all of their Registrable Securities and (ii) July 31, 2003. All expenses incurred in connection with such registrations (other than underwriters’ discounts and commissions, but including the fees and disbursements of Company counsel) will be borne by the Company. The selling stockholders will bear the cost of underwriters’ discounts and commissions with respect to their shares. The Registration Rights Declaration contains customary cross-indemnification obligations. The Company also agreed to use commercially reasonable efforts to cause the Third Amended and Restated Information Rights Agreement, dated as of May 26, 1999, by and among the Company and the other parties thereto, as amended by an amendment dated March 23, 2000, so as to provide the Purchasing Entities and other stockholders of Captura with certain rights of holders of registrable securities pursuant thereto.

(Page 8 of 17 Pages)

Pursuant to an investment representation letter agreement (the “Investment Representation Agreement”) entered into in connection with the Acquisition, the Purchasing Entities have agreed (i) not to transfer any of their shares of Common Stock received in the Acquisition until April 30, 2003, and (ii) thereafter until July 31, 2003, not to transfer any such shares other than in a transfer arranged with the Company.

The descriptions contained in this Statement of the Merger Agreement, the Amendment, the Declaration of Registration Rights and the Investment Representation Agreement are qualified in their entirety by reference to the applicable documents, copies or forms of which are filed as Exhibits 1, 2, 3 and 4 hereto, respectively, and are incorporated herein by reference.

Except for the agreements described above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7—Material to be Filed as Exhibits

Exhibit 1

Agreement and Plan of Reorganization, dated as of July 31, 2002, by and between the Company, Canoe Acquisition Corp., a Delaware corporation, and Captura (previously filed with the SEC as Exhibit 2.01 to, and incorporated herein by reference from, the Company’s Current Report on Form 8-K, filed on August 14, 2002).

Exhibit 2

Amendment to Agreement and Plan of Reorganization, dated as of December 16, 2002, by and among the Company, Concur, Fred Harman, as Representative, and certain former shareholders of Captura party thereto (previously filed with the SEC as Exhibit 2.01 to, and incorporated herein by reference from, the Company’s Current Report on Form 8-K, filed on December 19, 2002).

Exhibit 3	Form of Declaration of Registration Rights by the Company in favor of the stockholders of the Company listed on Exhibit A thereto.

Exhibit 4	Form of Investment Representation Agreement.

(Page 9 of 17 Pages)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2003	CREDIT SUISSE FIRST BOSTON, acting solely on behalf of the Credit Suisse First Boston business unit

	By:	/s/ IVY B. DODES
Name: Ivy B. Dodes
Title: Managing Director

(Page 10 of 17 Pages)

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS

OF

THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of the Reporting Person. The business address of the Reporting Person is 11 Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer, Chairman	United States

Christopher Carter	Eleven Madison Avenue New York, NY 10010 USA	Chairman of Europe	Great Britain

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Co-President, Institutional Securities	United States

Stephen R. Volk	Eleven Madison Avenue New York, NY 10010 USA	Chairman of CSFB	United States

Thomas R. Nides	Eleven Madison Avenue New York, NY 10010 USA	Chief Administrative Officer	United States

Hector W. Sants	One Cabot Square London, England	Chief Executive Officer and Assistant Vice Chairman of European Region	Great Britain

Richard E. Thornburgh	Eleven Madison Avenue New York, NY 10010 USA	Chief Risk Officer of Credit Suisse Group	United States

Adebayo Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Global Head of Investment Banking	Nigeria

Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Technology, Operations and Product Control	United States

Brian Finn	Eleven Madison Avenue New York, NY 10010 USA	Member of CSFB Office of the Chairman	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Global General Counsel and Vice Chairman to Oversee Research and Legal and Compliance Departments	United States

Paul Calello	Eleven Madison Avenue New York, NY 10010 USA	Chairman and Chief Executive Officer of the Asia-Pacific Region	United States

Michael Clark	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Equity Division	United States

Bennett J. Goodman	Eleven Madison Avenue New York, NY 10010 USA	Chairman of Merchant Banking and Leverage Finance	United States

James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Fixed Income Division	United States

James E. Kreitman	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Equity Division	United States

Jeffrey M. Peek	Eleven Madison Avenue New York, NY 10010 USA	Vice Chairman and Head of Financial Services Division	United States

Jerry Wood	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Fixed Income Division	United States

Barbara A. Yastine	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

(Page 11 of 17 Pages)

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS

OF

CREDIT SUISSE FIRST BOSTON, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is 11 Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States

Stephen R. Volk	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States

David C. Fisher, M.D.	Eleven Madison Avenue New York, NY 10010 USA	Managing Director, Chief Accounting Officer and Controller	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

Robert C. O’Brien	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Chief Credit Officer	United States

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

David C. O’Leary	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Adebayo O. Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	Nigeria

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Jeffrey M. Peek	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Jeffrey H. Salzman	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

(Page 12 of 17 Pages)

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS

OF

CREDIT SUISSE FIRST BOSTON (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston (USA), Inc. is 11 Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
John J. Mack	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States

Stephen R. Volk	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Head of Securities Division and Board Member	United States

Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Adebayo O. Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Managing Director and Head of Global Investment Banking	Nigeria

Jeffrey M. Peek	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Managing Director and Head of Financial Services Division	United States

Barbara A. Yastine	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States

Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Head of Strategic Risk Management	United States

Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Andrew B. Federbusch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Luther L. Terry, Jr.	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

(Page 13 of 17 Pages)

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS

OF

CREDIT SUISSE FIRST BOSTON PRIVATE EQUITY, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Private Equity, Inc. The business address of Credit Suisse First Boston Private Equity, Inc. is 11 Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Lawrence M.v.D. Schloss	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Chief Executive Officer	United States

George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer	United States

Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer—Funds Management	United States

(Page 14 of 17 Pages)

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS

OF

DLJ LBO PLANS MANAGEMENT CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ LBO Plans Management Corporation. The business address of DLJ LBO Plans Management Corporation is 11 Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States

Joseph F. Huber	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States

David C. O’Leary	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States

Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Senior Vice President and Controller	United States

Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

Craig L. Slutzkin	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

(Page 15 of 17 Pages)

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS

OF

DLJ CAPITAL CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Corporation. The business address of DLJ Capital Corporation is 11 Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Keith B. Geeslin	Eleven Madison Avenue New York, NY 10010 USA	Board Member, Chairman and Managing Director	United States

Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Raymond M. Disco	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Treasurer	United States

George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	President	United States

Stephen M. Diamond	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Janet A. Hickey	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Kathleen LaPorte	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Alexander Rosen	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Philippe Chambon	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	France

(Page 16 of 17 Pages)

SCHEDULE A-7

EXECUTIVE OFFICERS AND DIRECTORS

OF

DLJ CAPITAL ASSOCIATES VIII, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Associates VIII, Inc. The business address of DLJ Capital Associates VIII, Inc. is 11 Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Keith B. Geeslin	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States

Robert Finzi	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Vice President	United States

George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

(Page 17 of 17 Pages)